250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
morrison  foerster llp
beijing, berlin, brussels, denver,
hong kong, london, los angeles,
new york, northern virginia,
palo alto, sacramento, san diego,
san francisco, shanghai, singapore,
tokyo, washington, d.c.

Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

May 19, 2016

By EDGAR and by hand

Coy Garrison
Special Counsel
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20059

Re:	Vaulted Gold Bullion Trust/Draft Registration Statement on Form S-1
Submitted April 26, 2016/CIK No. 0001593812

Dear Mr. Garrison:

We are writing on behalf of our client, Vaulted Gold Bullion Trust (the “Trust”), and Bank of Montreal, the depositor of the Trust (“Bank of Montreal”), in response to your comment letter dated May 13, 2016.  We are concurrently submitting for confidential review a draft registration statement that responds to the Staff’s comments (referred to as the “Amendment”).  Below, we identify in bold the Staff’s comment and note in regular type our response.

General

1.           We note your response to comment 1. Notwithstanding the absence of any marketing initiatives designed to direct attention to the website, the information included on an issuer’s website constitutes a communication with the public and, therefore, the applicability of Section 5 to such a communication should be considered.  The website discusses the offering of the receipts pursuant to a registration statement, discloses the indicative daily closing price of a receipt as of the last business day, references the existence of intraday price indications for Bloomberg users, and instructs visitors to “talk to your financial advisor about BMO GOLDRs.”  The website also includes links to documents which were previously filed with the Commission as free-writing prospectuses, which are defined as offers under Rule 405, in connection with the registration statement under file number 333-194144. Given that the website discusses the offering of the receipts, neither Rule 168 nor Rule 163A appear to be appropriate safe harbors.  Please consider disabling the website during the pre-filing period.

Coy Garrison
May 19, 2016
Page Two

We respectfully disagree with the Staff’s views regarding the website disclosure.

As discussed with the Staff, no actions are being taken to draw attention to the site, which actions would evidence a desire to condition the market for an offering.  We have shared with you web traffic information that should provide comfort that no activity has transpired since the withdrawal of the prior registration statement.

Every issuer is permitted to maintain a website.  The information on the website repeats information in the Trust’s Exchange Act filings.  In the absence of solicitations of interest, the mere presence of the site, without other activities, would not give rise to an “offer.”  As discussed, maintaining a continuous presence and not appearing to “abandon” the Trust is a high priority especially in light of the state securities registration and review process.

We will work with Bank of Montreal to disable the feature that provides indicative pricing as well as to delete the reference to any conversation with financial advisers or similar language.  Bank of Montreal also will remove the free writing legend from the Frequently Asked Questions and other educational pieces that are found currently on the website and which provide general information that is the same as what is available in the Trust’s Exchange Act filings and re-post these, without the legends, in order to avoid any confusion that may arise as a result of the reference in the legends to a registration statement.  Furthermore, we will review each such educational piece for any reference to the old registration statement, or a CUSIP or other identifier, or to “an investment in the Gold Deposit Receipts,” as a means of addressing the Staff’s concerns.  We may work with Bank of Montreal to post Exchange Act filings since this is a common feature of issuer websites.

We hope these actions are seen as an intention to respond thoughtfully to the Staff’s comment while permitting the Trust to maintain a continuous presence and provide a source of basic educational information.

2.           We note your response to comment 2 that “[b]efore making a purchase commitment, an investor will receive the price information orally from the investor’s broker-dealer.” Please add the description of how investors will be able to obtain the actual price of a receipt before committing to purchase a receipt to your disclosure.

On pages 8 and 38, as well as the cover page of the prospectus, we have added additional disclosure relating to obtaining the actual price of a receipt.

Prospectus Cover Page

3.           We note your response to comment 7 and revised disclosure stating that BMO Capital Markets Corp. will determine the interbank spot price of gold by reference to one of the multi-contributor systems without adjustment or modification. Please confirm that there are no additional adjustments that may be made to the public offering price by any participating broker-dealer, or any other entity involved in the distribution of the receipts. To the extent there are any additional adjustments that may be made to the public offering price, please clearly explain them.

We confirm that there are no additional adjustments that may be made to the public offering price by any participating broker-dealer or any other entity involved in the distribution of the receipts.

4.           We note your response to comment 8. Please revise your disclosure on the prospectus cover page to state briefly the nature of the underwriting arrangement and the obligation of the underwriters to take the receipts. Please see Item 501(b)(8) of Regulation S-K.

We have revised the prospectus cover page to address the Staff’s comment.

Coy Garrison
May 19, 2016
Page Three

Use of Proceeds, page 22

5.           We note your response to comment 9 and the reference to your response letter dated October 31, 2014. This response letter appears to address how deposit fees will be reflected within your financial statements and is not specific to the sales fees that will be received as a result of issuing Class A and Class F Gold Deposit receipts. Please clarify and or tell us how you will reflect these sales fees within your financial statements and cite all relevant accounting literature within your response. Additionally, please revise your disclosure within your amended filing to address if the offering proceeds that will be used to purchase Gold Bullion from Bank of Montreal are net of sales fees.

We have revised the disclosure under “Use of Proceeds” in order to make clear that neither the Trust nor Bank of Montreal will receive the commissions paid in connection with the Class A or Class F receipts.

**************

We appreciate the Staff’s time and attention to the responses to the Staff’s comments.  Please call with any questions.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo